Table of Contents	Exhibit 99.1

ARD Finance S.A.
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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended June 30, 2019			Three months ended June 30, 2018
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	2,268	—	2,268	2,347	—	2,347
Cost of sales		(1,896)	15	(1,881)	(1,968)	(17)	(1,985)
Gross profit		372	15	387	379	(17)	362
Sales, general and administration expenses		(103)	(19)	(122)	(99)	(4)	(103)
Intangible amortization		(66)	—	(66)	(67)	—	(67)
Operating profit		203	(4)	199	213	(21)	192
Net finance expense	6	(132)	—	(132)	(179)	—	(179)
Profit before tax		71	(4)	67	34	(21)	13
Income tax charge		(29)	10	(19)	(34)	3	(31)
Profit/(loss) for the period		42	6	48	—	(18)	(18)

Profit/(loss) attributable to:
Owners of the parent				43			(22)
Non-controlling interests				5			4
Profit/(loss) for the period				48			(18)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Six months ended June 30, 2019			Six months ended June 30, 2018
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	4,488	—	4,488	4,571	—	4,571
Cost of sales		(3,765)	4	(3,761)	(3,840)	(65)	(3,905)
Gross profit		723	4	727	731	(65)	666
Sales, general and administration expenses		(219)	(21)	(240)	(217)	(10)	(227)
Intangible amortization	7	(131)	—	(131)	(134)	—	(134)
Operating profit		373	(17)	356	380	(75)	305
Net finance expense	6	(313)	—	(313)	(315)	—	(315)
Profit/(loss) before tax		60	(17)	43	65	(75)	(10)
Income tax charge		(41)	13	(28)	(48)	15	(33)
Profit/(loss) for the period		19	(4)	15	17	(60)	(43)

Profit/(loss) attributable to:
Owners of the parent				9			(46)
Non-controlling interests				6			3
Profit/(loss) for the period				15			(43)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited		Unaudited
		Three months ended June 30,		Six months ended June 30,
		2019	2018	2019	2018
	Note	$'m	$'m	$'m	$'m

Profit/(loss) for the period		48	(18)	15	(43)

Other comprehensive (expense)/income

Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		(5)	188	25	88
		(5)	188	25	88
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		(9)	133	42	27
-Movement out of reserve to income statement		8	(102)	(12)	(54)
-Movement in deferred tax		2	(5)	(1)	1
		1	26	29	(26)
(Loss)/gain recognized on cost of hedging:
-New fair value adjustments into reserve		(6)	10	(11)	15
		(6)	10	(11)	15
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	10	(43)	28	(83)	94
-Deferred tax movement on employee benefit obligations		12	(5)	21	(20)
		(31)	23	(62)	74

Total other comprehensive (expense)/income for the period		(41)	247	(19)	151

Total comprehensive income/(expense) for the period		7	229	(4)	108

Attributable to:
Owners of the parent		4	214	(8)	98
Non-controlling interests		3	15	4	10
Total comprehensive income/(expense) for the period		7	229	(4)	108

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Audited,
		At June 30,	At December 31,
		2019	2018
	Note	$'m	$'m

Non current assets
Intangible assets	7	3,475	3,601
Property, plant and equipment	7	3,805	3,388
Derivative financial instruments		19	11
Deferred tax assets		262	254
Other non-current assets		73	24
		7,634	7,278
Current assets
Inventories		1,382	1,284
Trade and other receivables		1,238	1,053
Contract asset		192	160
Derivative financial instruments		15	9
Cash and cash equivalents		411	565
		3,238	3,071
TOTAL ASSETS		10,872	10,349
Equity attributable to owners of the parent
Issued capital	8	—	—
Other reserves		132	82
Retained earnings		(3,299)	(3,206)
		(3,167)	(3,124)
Non-controlling interests		(120)	(116)
TOTAL EQUITY		(3,287)	(3,240)
Non-current liabilities
Borrowings	9	9,464	9,455
Lease obligations	9	369	32
Employee benefit obligations		984	957
Derivative financial instruments		74	107
Deferred tax liabilities		516	543
Provisions		35	38
		11,442	11,132
Current liabilities
Borrowings	9	329	114
Lease obligations	9	73	4
Interest payable		114	115
Derivative financial instruments		18	38
Trade and other payables		1,992	1,984
Income tax payable		109	114
Provisions		82	88
		2,717	2,457
TOTAL LIABILITIES		14,159	13,589
TOTAL EQUITY and LIABILITIES		10,872	10,349

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

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ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

		Unaudited, re-presented
		Attributable to the owner of the parent
		Foreign
		currency	Cash flow	Cost of			Non-
	Share	translation	hedge	hedging	Retained		controlling	Total
	capital	reserve	reserve	reserve	earnings(i)	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
At January 1, 2019	—	123	(72)	31	(3,248)	(3,166)	(120)	(3,286)
Profit for the period	—	—	—	—	9	9	6	15
Other comprehensive income/(expense)	—	25	29	(11)	(60)	(17)	(1)	(18)
Hedging losses transferred to cost of inventory	—	—	7	—	—	7	—	7
Dividends paid by subsidiary to non-controlling interest	—	—	—	—	—	—	(5)	(5)
At June 30, 2019	—	148	(36)	20	(3,299)	(3,167)	(120)	(3,287)

At January 1, 2018	—	(44)	(48)	18	(2,953)	(3,027)	(99)	(3,126)
(Loss)/profit for the period	—	—	—	—	(46)	(46)	3	(43)
Other comprehensive income/(expense)	—	88	(26)	15	67	144	7	151
Hedging gains transferred to cost of inventory	—	—	(5)	—	—	(5)	—	(5)
Dividends paid by subsidiary to non-controlling interest	—	—	—	—	—	—	(5)	(5)
At June 30, 2018	—	44	(79)	33	(2,932)	(2,934)	(94)	(3,028)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

(i)   Retained earnings at January 1, 2019 have been re-presented by $42 million and non-controlling interests at January 1, 2019 have also been re-presented by $4 million reflecting the impact of the adoption of IFRS 16 ‘Leases’. Please refer to Note 3 for further details in respect of the impact of this recently adopted accounting standard.

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited		Unaudited
		Three months ended June 30,		Six months ended June 30,
		2019	2018	2019	2018
	Note	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash generated from operations	11	268	338	358	332
Interest paid		(130)	(139)	(270)	(268)
Income tax paid		(22)	(22)	(38)	(47)
Net cash from operating activities		116	177	50	17

Cash flows from investing activities
Purchase of property, plant and equipment		(150)	(143)	(335)	(306)
Purchase of software and other intangibles		(7)	(10)	(16)	(15)
Proceeds from disposal of property, plant and equipment		3	2	3	4
Net cash used in investing activities		(154)	(151)	(348)	(317)

Cash flows from financing activities
Repayment of borrowings		(1)	(1)	(3)	(2)
Proceeds from borrowings		47	—	217	—
Consideration paid on extinguishment of derivative financial instruments	9	—	—	(14)	—
Dividends paid by subsidiary to non-controlling interest		(2)	(2)	(5)	(5)
Deferred debt issue costs paid		—	(4)	(2)	(5)
Lease payments		(25)	(1)	(46)	(2)
Net cash inflow/(outflow) from financing activities		19	(8)	147	(14)

Net (decrease)/increase in cash and cash equivalents		(19)	18	(151)	(314)

Cash and cash equivalents at beginning of period		422	500	565	823
Foreign exchange gains/(losses) on cash and cash equivalents		8	(17)	(3)	(8)
Cash and cash equivalents at end of period		411	501	411	501

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.General information

ARD Finance S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011. The Company’s registered office is 56, rue Charles Martel, L‑2134 Luxembourg.

All of the business of the group of companies controlled by this company (the “Group”) is conducted by Ardagh Group S.A. (“Ardagh”) and its subsidiaries (together the “Ardagh Group”). All of the financing of the Group other than the 7.125%/7.875% $770 million Senior Secured Toggle Notes due 2023, and the 6.625%/7.375% €845 million Senior Secured Toggle Notes due 2023 (together the “Toggle Notes”, see Note 9) are liabilities of the Ardagh Group.

Any description of the business of the Group is a description of the business of the Ardagh Group.

The Company and those of its subsidiaries who are above Ardagh Group S.A. in the corporate structure are referred to as the “ARD Finance Group”.

The significant accounting policies that have been applied to the unaudited consolidated interim financial statements are described in Note 3.

2.Statement of directors’ responsibilities

The Directors are responsible for preparing the unaudited consolidated interim financial statements. The Directors are required to prepare financial information for each financial period on the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing the unaudited consolidated interim financial statements, the Directors are required to:

-select suitable accounting policies and then apply them consistently;

-make judgments and estimates that are reasonable and prudent; and

-prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the unaudited consolidated interim financial statements. Changes to accounting policies applied in the three and six months ended June  30, 2019 are outlined in Note 3.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website at: www.ardholdings-sa.com.

The unaudited consolidated interim financial statements were approved for issue by the board of directors of ARD Finance S.A. (the “Board”) on July 24, 2019.

3.     Summary of significant accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three and six months ended June 30, 2019 and 2018, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2018 which was prepared in accordance with International Financial Reporting Standards (“IFRS”).

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The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report except for the changes in accounting policies set out below.

Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

Recently adopted accounting standards and changes in accounting policies

IFRS 16 ‘Leases’

IFRS 16, ‘Leases’ (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, ‘Leases’ (“IAS 17”), and later interpretations including IFRIC 4, Determining whether an Arrangement contains a Lease (“IFRIC 4”), and has resulted in the majority of the Group’s operating leases being recognized on the consolidated statement of financial position. Under IFRS 16, at the lease commencement date the Group recognizes a lease liability as the present value of expected future lease payments, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use asset generally at the same amount plus any directly attributable costs.

The Group adopted IFRS 16 effective January 1, 2019 applying the simplified approach, with the right-of-use assets being calculated as if IFRS 16 had always been applied and the lease liabilities being calculated as the present value of expected future lease payments, which resulted in the Group retaining prior period figures as reported under the previous standards and recognizing the cumulative effect of applying IFRS 16 as an adjustment to retained earnings as at the date of initial adoption. Upon adoption, the Group has availed of the practical expedients to use hindsight in determining the lease term where the contract contains options to extend or terminate the lease and has also elected not to apply IFRS 16 to contracts that were not identified before as containing a lease under IAS 17 and IFRIC 4. The Group has made an accounting policy election to combine lease and non-lease components.

The Group has completed its assessment of the impact of and subsequently adopted IFRS 16. This involved the establishment of a cross-functional project team to implement the new standard. The Group has gathered and assessed the data relating to approximately 2,000 leases to which the Group is party to and have designed and implemented a system solution and business process, with appropriate internal controls applied, in order to meet the new accounting and disclosure requirements post-adoption. The Group leases various types of assets, with lease terms being negotiated on an individual basis and subject to a wide range of different terms and conditions. Extension options or periods after termination options have been considered by management if it is reasonably certain that the lease is extended or not terminated.

The principal impact on the consolidated interim statement of financial position as at the adoption date of January 1, 2019, was an increase in property, plant and equipment of $290 million due to the recognition of right-of-use assets, and an increase in borrowings of $349 million, as lease liabilities were recognized based on the new treatment. As a result of the aforementioned impact, deferred tax assets increased by $13 million.

Cash generated from operations for the three and six months ended June 30, 2019, increased by $25 million and $44 million respectively due to certain lease expenses no longer being recognized as operating cash outflows following the adoption of IFRS 16, however this is offset by a corresponding increase in cash used in financing activities due to repayments of the principal on lease liabilities.

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Table of Contents	Exhibit 99.1

In addition to the above impact, the adoption of IFRS 16 also had an impact on the consolidated interim income statement and certain of the Group’s key financial metrics as a result of changes in the classification of charges recognized in the consolidated interim income statement. The application of the new standard decreased both cost of sales and operating costs (excluding depreciation) in the income statement, giving rise to an increase in Adjusted EBITDA for the three and six months ended June 30, 2019 of $24 million and $47 million respectively, of which $21 million and $42 million respectively are related to such leases recognized as part of the initial adoption of IFRS 16, offset by increases in depreciation and net finance expense.

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities recognized upon adoption of IFRS 16 was 5.4%. The total lease liability recognized at January 1, 2019 reconciles as follows to the total commitments under non-cancellable operating leases disclosed by the Group as of December 31, 2018:

$'m
Total commitments under non-cancellable operating leases as of December 31, 2018	364
Different treatment of extension and termination options and non-lease components	104
Impact from discounting	(119)
Lease liabilities due to initial adoption of IFRS 16 as of January 1, 2019	349
Finance lease obligations as of December 31, 2018	36
Total lease liabilities as of January 1, 2019	385

The maturity profile of the contractual undiscounted cash flows related to the Group’s lease liabilities as of June 30, 2019 is as follows:

$'m
Not later than one year	102
Later than one year and not later than five years	256
Later than five years	223
581

Please refer to Notes 6, 7 and 9 for further information related to the Group’s leasing activities.

IFRIC 23 – Uncertainty over income tax treatments

The IFRS Interpretations Committee issued IFRIC 23 ‘Uncertainty over income tax treatments’ (“IFRIC 23”), which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’ are applied where there is uncertainty over income tax treatments.

The Group applied IFRIC 23 on its mandatory adoption date of January 1, 2019. The application of this interpretation does not have a material impact on the consolidated interim financial statements of the Group.

 Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2019 have been assessed by the Directors and, with the exception of those identified above, no new standards or amendments to existing standards effective January 1, 2019 are currently relevant for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements is on-going.

4.Segment analysis

Ardagh Group’s four operating and reportable segments are Metal Packaging Europe, Metal Packaging Americas, Glass Packaging Europe and Glass Packaging North America. This reflects the basis on which the Ardagh Group performance is reviewed by management and presented to the Board of Directors of ARD Finance S.A., who in addition

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to certain members of the Board of Directors of Ardagh Group S.A. have been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of profit for the period to Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Profit for the period	48	(18)	15	(43)
Income tax charge	19	31	28	33
Net finance expense	132	179	313	315
Depreciation and amortization	192	179	385	360
Exceptional operating items	4	21	17	75
Adjusted EBITDA	395	392	758	740

Segment results for the three months ended June 30, 2019 and 2018 are:

	Revenue		Adjusted EBITDA
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Metal Packaging Europe	874	929	140	157
Metal Packaging Americas	549	541	83	74
Glass Packaging Europe	412	419	99	91
Glass Packaging North America	433	458	73	70
Group	2,268	2,347	395	392

Segment results for the six months ended June 30, 2019 and 2018 are:

	Revenue		Adjusted EBITDA
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Metal Packaging Europe	1,747	1,814	281	291
Metal Packaging Americas	1,088	1,070	149	137
Glass Packaging Europe	804	816	184	171
Glass Packaging North America	849	871	144	141
Group	4,488	4,571	758	740

Within each reportable segment our packaging containers have similar production processes and classes of customer. Further, they have similar economic characteristics, as evidenced by similar profit margins, degrees of risk and opportunities for growth. We operate in mature markets along our reportable segments.

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The following illustrates the disaggregation of revenue by destination for the three months ended June 30, 2019:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Packaging Europe	825	4	45	874
Metal Packaging Americas	3	454	92	549
Glass Packaging Europe	398	1	13	412
Glass Packaging North America	–	433	–	433
Group	1,226	892	150	2,268

The following illustrates the disaggregation of revenue by destination for the three months ended June 30, 2018:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Packaging Europe	877	–	52	929
Metal Packaging Americas	–	447	94	541
Glass Packaging Europe	407	2	10	419
Glass Packaging North America	–	451	7	458
Group	1,284	900	163	2,347

The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2019:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Packaging Europe	1,653	7	87	1,747
Metal Packaging Americas	4	886	198	1,088
Glass Packaging Europe	776	3	25	804
Glass Packaging North America	–	849	–	849
Group	2,433	1,745	310	4,488

The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2018:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Packaging Europe	1,720	7	87	1,814
Metal Packaging Americas	–	865	205	1,070
Glass Packaging Europe	792	6	18	816
Glass Packaging North America	–	862	9	871
Group	2,512	1,740	319	4,571

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5.Exceptional items

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Restructuring costs	2	12	10	46
Start-up related costs	3	5	4	14
Impairment	2	—	4	5
Past service credit	(37)	—	(37)	—
Litigation award net of indemnity	15	—	15	—
Exceptional items – cost of sales	(15)	17	(4)	65
Transaction-related costs	19	4	21	10
Exceptional items – SGA expenses	19	4	21	10
Total exceptional items	4	21	17	75

Exceptional items of $17 million have been recognized in the six months ended June 30, 2019, primarily comprising:

•

$18 million related to the Group’s capacity realignment programs, including restructuring costs ($10 million), property, plant and equipment impairment charges ($4 million) and start-up related costs ($4 million). These costs were incurred in Glass Packaging North America ($11 million) and Metal Packaging Europe ($7 million).

•	$37 million pension service credit recognized in Glass Packaging North America following amendments to a pension scheme.
•

$15 million related to a provision for a court award and related interest, net of the tax adjusted indemnity receivable in respect of the Group’s U.S. glass business legal matter which is described further in Note 13 of the unaudited consolidated interim financial statements.

•

$21 million transaction-related costs, primarily comprising costs relating to the combination of the Group’s Food & Specialty Metal Packaging business with the business of Exal Corporation (as outlined in Note 15).

Exceptional items of $75 million have been recognized in the six months ended June 30, 2018 primarily comprising:

•

$65 million related to the Group’s capacity realignment programs, including restructuring costs ($46 million), start-up related costs ($14 million) and property, plant and equipment charges ($5 million). These costs were incurred in Glass Packaging North America ($35 million), Metal Packaging Europe ($16 million), and Metal Packaging Americas ($14 million).

•	$10 million transaction related costs, primarily comprised of costs relating to acquisition, integration and other transaction related costs.

6.Net finance expense

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Senior Secured and Senior Notes	128	140	261	282
Other interest expense	15	5	24	8
Interest expense	143	145	285	290
Foreign currency translation (gains)/losses	(15)	36	10	21
Net pension interest costs	6	6	11	12
(Gain)/loss on derivative financial instruments	(2)	(8)	7	(8)
Net finance expense	132	179	313	315

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During the three and six months ended June 30, 2019, the Group recognized $6 million and $12 million respectively related to lease liabilities within other interest expense and interest paid in cash used in operating activities.

7.Intangible assets and property, plant and equipment

					Total	Property,
		Customer	Technology		intangible	plant and
	Goodwill	relationships	and other	Software	assets	equipment
	$'m	$'m	$'m	$'m	$'m	$'m
Net book value at January 1, 2019 (as reported)	1,970	1,483	102	46	3,601	3,388
Impact of adoption of IFRS 16 on January 1 ,2019 (Note 3)	—	—	—	—	—	290
Net book value at January 1, 2019	1,970	1,483	102	46	3,601	3,678
Additions	—	—	7	9	16	401
Disposal	—	—	—	—	—	(3)
Charge for the period	—	(112)	(15)	(4)	(131)	(254)
Impairment (Note 5)	—	—	—	—	—	(4)
Transfers	—	—	(7)	7	—	—
Foreign exchange	(6)	(5)	—	—	(11)	(13)
Net book value at June 30, 2019	1,964	1,366	87	58	3,475	3,805

At June 30, 2019, the following right-of-use assets were included within property, plant and equipment:

	Land and buildings	Plant and machinery	Office equipment and vehicles	Total
Net book value	$'m	$'m	$'m	$'m
At June 30, 2019	231	132	17	380

The net carrying amount of the right-of-use assets related to finance leases at December 31, 2018, was $29 million. Total additions to the right-of-use assets during the six months ended June 30, 2019 were $103 million.

The Group recognized a depreciation charge of $254 million in the six months ended June 30, 2019, of which $41 million related to right-of-use assets (Land and buildings: $22 million, Plant and machinery: $15 million, Office equipment and vehicles: $4 million).

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered whether any impairment indicators existed at the reporting date noting there were none, and has considered the carrying amount of the respective goodwill and concluded that it is fully recoverable as at June 30, 2019.

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8.Issued capital

Issued and fully paid shares:

	Number of
	shares
	(millions)	$'m
At December 31, 2018 and June 30, 2019
Ordinary shares (par value €0.01)	10.3	—

There were no share transactions in the six months ended June 30, 2019.

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9.Financial assets and liabilities

At June 30, 2019, the Group’s net debt and available liquidity was as follows:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
Liabilities guaranteed by the ARD Finance Group
7.125%/7.875% Senior Secured Toggle Notes	USD	770	15-Sep-23	Bullet	770	770	—
6.625%/7.375% Senior Secured Toggle Notes	EUR	845	15-Sep-23	Bullet	845	962	—
Liabilities guaranteed by the Ardagh Group
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	853	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	501	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	508	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,708	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	853	—
Global Asset Based Loan Facility	USD	818	07-Dec-22	Revolving	317	317	501
Lease Obligations	USD/GBP/EUR			Amortizing		442	—
Other borrowings/credit lines	EUR/USD		Rolling	Amortizing		12	1
Total borrowings/undrawn facilities						10,291	502
Deferred debt issue costs and bond premium						(56)	—
Net borrowings/undrawn facilities						10,235	502
Cash and cash equivalents						(411)	411
Derivative financial instruments used to hedge foreign currency and interest rate risk						52	—
Net debt/available liquidity						9,876	913

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Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to Group borrowings.

The fair value of the Group’s total borrowings excluding lease obligations at June 30, 2019 is $10,144 million (December 31, 2018: $9,327 million).

At December 31, 2018, the Group’s net debt and available liquidity was as follows:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
Liabilities guaranteed by the ARD Finance Group
7.125%/7.875% Senior Secured Toggle Notes	USD	770	15-Sep-23	Bullet	770	770	—
6.625%/7.375% Senior Secured Toggle Notes	EUR	845	15-Sep-23	Bullet	845	967	—
Liabilities guaranteed by the Ardagh Group
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	859	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	504	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	512	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,685	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	859	—
Global Asset Based Loan Facility	USD	739	07-Dec-22	Revolving	100	100	639
Finance Lease Obligations	USD/GBP/EUR			Amortizing		36	—
Other borrowings/credit lines	EUR/USD		Rolling	Amortizing		15	1
Total borrowings / undrawn facilities						9,672	640
Deferred debt issue costs and bond premiums						(67)	—
Net borrowings / undrawn facilities						9,605	640
Cash and cash equivalents						(565)	565
Derivative financial instruments used to hedge foreign currency and interest rate risk						113	—
Net debt / available liquidity						9,153	1,205

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Financing activity

2019

The Group’s lease obligations of $442 million primarily reflect increases related to $349 million lease liabilities due to initial adoption of IFRS 16 as of January 1, 2019 as well as $103 million of new leases and $46 million of principal repayments in the six month period ended June 30, 2019.

Cross currency interest rate swaps

The Ardagh Group hedges certain of its external borrowings and interest payable thereon using cross-currency interest rate swaps (“CCIRS”), with a net liability at June 30, 2019 of $52 million (December 31, 2018: $113 million).

On February 15, 2019 the Group’s $200 million U.S. dollar to euro CCIRS matured. The fair value of these swaps at maturity was $14 million and the cash settlement of these swaps was $14 million. The Group entered into new $200 million U.S. dollar to euro CCIRS on March 1, 2019.

Fair value methodology

Fair values are calculated as follows:

(i)	Senior secured and senior notes – the fair value of debt securities in issue is based on quoted market prices and represent Level 1 inputs.
(ii)

Global Asset Based Loan facility and other borrowings – the estimated value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.

(iii)	CCIRS – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

10.Employee benefit obligations

Employee benefit obligations at June 30, 2019 have been reviewed in respect of the latest discount rates and asset valuations. A re-measurement loss of $43 million and $83 million (2018: gain of $28 million and $94 million) has been recognized in the unaudited consolidated interim statement of comprehensive income for the three and six months ended June 30, 2019 respectively.

11.Cash generated from operating activities

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Profit/(loss) for the period	48	(18)	15	(43)
Income tax charge	19	31	28	33
Net finance expense	132	179	313	315
Depreciation and amortization	192	179	385	360
Exceptional operating items	4	21	17	75
Movement in working capital	(106)	(24)	(368)	(350)
Transaction-related, start-up and other exceptional costs paid	(12)	(17)	(19)	(40)
Exceptional restructuring paid	(9)	(13)	(13)	(18)
Cash generated from operations	268	338	358	332

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12.Related party transactions

There have been no transactions in the six months ended June 30, 2019 with related parties, as disclosed in the Group’s Annual Report, that had a material effect on the financial position or performance of the Group.

13.Contingencies

Environmental issues

The Ardagh Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the operation of installations for manufacturing of container glass;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination;
•	the design, characteristics, collection and recycling of its packaging products; and
•	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

The Ardagh Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Ardagh Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh. In 2018, the European Commission took over this investigation and the German investigation is as a result at an end. The European Commission’s investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017, a jury in the United States awarded $50 million in damages against the Group’s U.S. glass business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. On March 8, 2018, the trial judge confirmed the jury verdict. Ardagh notes the court’s award of pre-judgement interest to the Plaintiffs, its refusal to enhance the damages award in favor of the Plaintiffs and its refusal to award legal costs to the Plaintiffs. On July 12, 2019, the US Court of Appeals for the Federal Circuit has affirmed the District Court’s decision of March 2018. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA. Ardagh has filed a request for arbitration against the seller of VNA to enforce the indemnity. The arbitration proceedings are ongoing. The results for the three and six months ended June 30, 2019 include the provision for the court award and related interest of $14 million and the receivable for the tax adjusted indemnity.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

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14.Seasonality of operations

The Ardagh Group’s revenue and cash flows are both subject to seasonal fluctuations. Demand for our metal products is largely related to agricultural harvest periods and to the seasonal demand pattern of beverage consumption, which peaks during the late spring and summer months and in the period prior to the winter holiday season. Demand for our glass products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. Investment in working capital for Metal Packaging Europe and Metal Packaging Americas generally follows the seasonal pattern of operations. Investment in working capital for Glass Packaging Europe and Glass Packaging North America typically peaks in the first quarter. The Ardagh Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan facility.

15.Events after the reporting period

On July 15, 2019, the Ardagh Group announced that it had entered into an agreement to combine its Food & Specialty Metal Packaging business (“Food & Specialty”), operating as part of the Metal Packaging Europe and Metal Packaging Americas segments, with the business of Exal Corporation (“Exal”), a leading producer of aluminum containers, to form Trivium Packaging B.V. (“Trivium”), a global leader in metal packaging.

The combination of Food & Specialty with Exal, currently controlled by Ontario Teachers’ Pension Plan Board (“Ontario Teachers”), will create one of the largest metal packaging companies in the world. Trivium will be headquartered in the Netherlands and will operate 57 production facilities, principally across Europe and the Americas, employing approximately 7,800 people.

Trivium will serve a diverse range of leading multinational, regional and local customers operating in a wide array of end markets, including food, seafood, pet food, nutrition, beauty and personal care, household care and premium beverages.

This complementary transaction will combine Food & Specialty’s leading presence in Europe and North America, principally focused on tin-plate steel packaging, with Exal’s leadership in Americas aluminum aerosol packaging. Trivium will produce an extensive and sustainable product range, backed by dedicated research and development resources, underpinning the businesses’ reputation for customer service, quality and innovation.

Upon completion of the transaction, Ardagh Group will hold a stake of approximately 43 per cent in Trivium, with 57 per cent controlled by Ontario Teachers’. Ardagh Group will also receive approximately $2,500 million in cash proceeds.

Upon completion, Ardagh Group intends to use the $2,500 million in cash proceeds from this transaction as follows:

a)    Repay outstanding drawings under Ardagh’s current asset-backed loan facility (and permanently reduce commitments) by $150 million;

b)    Consider, based on the circumstances around the time of the completion date, closing derivative positions of approximately $5 to $10 million in out-of-the-money swaps;

c)    Exercise the optional redemption provisions, at the applicable redemption premium, of Ardagh’s existing 4.625% Senior Secured Notes due 2023 and 4.125% Senior Secured Notes due 2023, for total consideration of approximately $1,550 million;

d)   Undertake an excess proceeds offer (as defined in the relevant indentures) of the 4.250% Senior Secured Notes due 2022 and 2.750% Senior Secured Notes due 2024 at par on a pro rata basis; and

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      e)   To the extent any proceeds remain, call Ardagh’s existing 6.750% Senior Notes due 2024.

Completion of the transaction is subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals and confirmation of the participation of certain Ardagh European entities in the transaction, which remains subject to works councils’ consultation. Completion is also subject to closing of the debt financing announced by Trivium on July 15, 2019 and subsequently priced on July 19, 2019. The transaction is expected to close in the fourth quarter of 2019.

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